UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                ---------------

                              TCI SOLUTIONS, INC.
                       (Name of Subject Company (issuer))

                              TCI SOLUTIONS, INC.
                       (Name of Filing Person (offeror))

 Options to Purchase Common Shares, $0.001 Par Value, Under TCI Solutions, Inc.
     1993 Equity Incentive Plan, 1993 Non-Employee Directors' Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock
            Option Plan Held by Employee and Director Option Holders
                         (Title of Class of Securities)

                                      N/A

                     (CUSIP Number of Class of Securities)
                           (Underlying Common Shares)

                              Stephen P. DeSantis
                            Chief Financial Officer
                              TCI Solutions, Inc.
                              17752 Skypark Circle
                                   Suite 160
                            Irvine, California 92614
                                 (949) 476-1122

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                ---------------

                                    Copy to:

                           Michael G. McKinnon, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                       695 Town Center Drive, 17th Floor
                       Costa Mesa, California 92626-1924
                       (714) 668-6240 Fax: (714) 979-1921

                                ---------------

                           Calculation of Filing Fee


                Transaction Valuation*          Amount of Filing Fee

                      $3,219,459                      $407.90

* Estimated solely for purposes of determining the filing fee. This amount assumes that outstanding options to purchase 17,573,428 common shares of TCI Solutions, Inc. having an aggregate exercise price of $3,219,459 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per $1,000,000 of the value of the transaction.

                               -----------------

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:         Not Applicable
        Form or Registration No.:       Not Applicable
        Filing party:                   Not Applicable
        Date filed:                     Not Applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [_]     third party tender offer subject to Rule 14d-1.
       [X]     issuer tender offer subject to Rule 13e-4.
       [_]     going-private transaction subject to Rule 13e-3.
       [_]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Item 1. Summary Term Sheet.

               The information set forth under "Summary Term Sheet" in the Offer to Exchange dated October 27, 2004 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

        (a) The name of the issuer is TCI Solutions, Inc., a Delaware corporation (the "Company"). The address of its principal executive offices is 17752 Skypark Circle, Suite 160, Irvine, California 92614. The telephone number of its principal executive offices is (949) 476-1122. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning TCI Solutions, Inc.") is incorporated herein by reference.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options (the "Options") held by certain of the Company's directors and employees under the Company's 1993 Equity Incentive Plan, 1993 Non-Employee Directors' Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock Option Plan (collectively, the "Plans") to purchase shares of the Company's common stock, $0.001 par value (the "Common Shares") for new options (the "New Options") to purchase the Common Shares to be granted under the 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock Option Plan (collectively, the "2001 Plans"), upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). Option holders who wish to participate in the Offer will be required to tender all of their Options. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("The Offer; Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 8 ("Price of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("The Offer; Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Choosing not to Tender"), Section 7 ("Conditions of the Offer"),
Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

        (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

        (a) Not applicable.

Item 10. Financial Statements.

        (a) The following information is incorporated herein by reference:

               (1) the information set forth in the Offer to Exchange under
Section 10 ("Information Concerning TCI Solutions, Inc.");

               (2) the Audited Financial Statements of the Company included in the Company's Annual Report on Form 10-KSB for its fiscal year ended December 31, 2003, previously filed with the Securities and Exchange Commission (the "SEC") on March 30, 2004;

               (3) the information set forth in Item 6 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-KSB for its fiscal year ended December 31, 2003, previously filed with the SEC on March 30, 2004;

               (4) the Company's Quarterly Report on Form 10-QSB for its fiscal quarter ended June 30, 2004, previously filed with the SEC on August 13, 2004; and

               (5) the information set forth in Item 2 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Quarterly Report on Form 10-QSB for its fiscal quarter ended June 30, 2004, previously filed with the SEC on August 13, 2004.

        (b) Not applicable.

Item 11. Additional Information.

        (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b) Not applicable.

Item 12. Exhibits.

        (a)    (1) Offer to Exchange dated October 27, 2004.

               (2) Letter of Transmittal dated October 27, 2004.

               (3)  Form  of  Letter  to  Tendering  Option  Holders   Regarding
                    Acceptance of Tendered Options.

        (b)    Not applicable.

        (d) 1993 Equity Incentive Plan, 1993 Non-Employee Directors' Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock Option Plan, previously filed with the SEC on April 30, 2002, as Exhibits 10.9, 10.10, 10.11 and 10.12,
               respectively, to the Company's Form 10-SB, which are incorporated herein by reference.

        (g)    Not applicable.

        (h)    Not applicable.

Item 13. Information Required by Schedule 13E-3.

               Not applicable.

                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                            TCI SOLUTIONS, INC.


                                            By:/s/ Stephen P. DeSantis
                                               ---------------------------------
                                                   Stephen P. DeSantis
                                                   Chief Financial Officer

Date: October 27, 2004.

                                INDEX TO EXHIBITS

      Exhibit Number                           Description
      --------------                           -----------

          (a)(1)            Offer to Exchange dated October 27, 2004.

          (a)(2)            Letter of Transmittal dated October 27, 2004.

          (a)(3) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

           (b)              Not applicable.

           (d) 1993 Equity Incentive Plan, 1993 Non-Employee Directors' Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock Option Plan, previously filed with the SEC on April 30, 2002, as Exhibits 10.9, 10.10, 10.11 and 10.12,
                            respectively, to the Company's Form 10-SB, which are incorporated herein by reference.

           (g)              Not applicable.

           (h)              Not applicable.

                                                                  Exhibit (a)(1)


                              TCI SOLUTIONS, INC.
                       OFFER TO EXCHANGE OPTIONS UNDER THE
    1993 EQUITY INCENTIVE PLAN, THE 1993 NON-EMPLOYEE DIRECTORS' STOCK OPTION
      PLAN, THE 2001 EQUITY INCENTIVE PLAN AND 2001 NON-EMPLOYEE DIRECTORS'
                                STOCK OPTION PLAN



--------------------------------------------------------------------------------
                  THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
        AT 12:00 MIDNIGHT, EASTERN TIME, ON WEDNESDAY, NOVEMBER 24, 2004,
                  UNLESS TCI SOLUTIONS, INC. EXTENDS THE OFFER
--------------------------------------------------------------------------------


        TCI Solutions, Inc. is offering to exchange all outstanding options to purchase shares of our common stock granted to our current employees and directors under our 1993 Equity Incentive Plan, 1993 Non-Employee Directors'
Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock Option Plan (collectively, the "Plans") for new options we will grant under the 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock Option Plan. The 2001 Equity Incentive Plan and the 2001 Non-Employee Directors' Stock Option Plan are referred to herein collectively as the "2001 Plans", and the 1993 Equity Incentive Plan and the 1993 Non-Employee Directors' Stock Option Plan are referred to herein collectively as the "1993 Plans." We are making the Offer upon the terms and subject to the conditions set forth in this Offer to Exchange (the "Offer to Exchange") and the related Letter of Transmittal to the option holders accompanying this Offer to Exchange (the "Letter of Transmittal," which together with the Offer to Exchange, as they may be amended or supplemented from time to time, constitute the "Offer").

        The per share exercise price of the new options will equal the fair market value of one share of our common stock on the date of grant, as established in accordance with the terms of the 2001 Plans. Except as provided below in the case of non-exempt employees, the new options will have the same vesting schedules as the old options. This means that the percentage of new options to be fully vested and immediately exercisable on the date of grant will equal the percentage of the options tendered for exchange and accepted which were already vested on the date of such tender, plus those options that would have otherwise vested during the period from the date of tender until the grant date of the new options had those options not been tendered. However, if you are a non-exempt employee, none of your new options, whether vested or unvested, will become exercisable until the six-month anniversary date of the grant date of those new options.

        If you choose not to tender your options, then your options will remain outstanding and they will retain their current exercise price and current vesting schedule.

        If you wish to tender your options in the Offer, you must tender all of the options granted to you under the Plans. This Offer is not conditioned upon a minimum threshold number of options being tendered by all eligible option holders, but is subject to conditions that we describe in Section 7 of this Offer to Exchange.

        Although our Board of Directors has approved this Offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options.

        We have not authorized any person to make any recommendation on our behalf as to whether or not you should tender your options pursuant to this Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this document or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

        If you wish to tender your options for exchange, you must complete and sign the Letter of Transmittal in accordance with its instructions, and fax or hand deliver it to us at 17752 Skypark Circle, Suite 160, Irvine, California 92614, facsimile: (949) 476-1133, Attention: Anne Donahue. If you have questions or require additional information about the Offer, please contact either Dave Ristow at (949) 476-1122 x3038 or Steve DeSantis at x3015.

        We are not making this Offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the Offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this Offer to option holders in any such jurisdiction.

        This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.



             The date of this Offer to Exchange is October 27, 2004.

   A Summary Term Sheet describing the principal terms of the Offer appears on pages 1 through 5. You should read this entire document carefully before deciding whether to exchange your options.

TABLE OF CONTENTS                                                           PAGE
                                                                            ----

SUMMARY TERM SHEET: QUESTIONS & ANSWERS........................................1

THE OFFER......................................................................7

1.      THE OFFER; NUMBER OF OPTIONS; EXPIRATION DATE..........................7

2.      PURPOSE OF THE OFFER...................................................8

3.      PROCEDURES FOR TENDERING OPTIONS......................................10

4.      WITHDRAWAL RIGHTS.....................................................10

5.      ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS........11

6.      CHOOSING NOT TO TENDER................................................12

7.      CONDITIONS OF THE OFFER...............................................12

8.      PRICE OF COMMON STOCK UNDERLYING THE OPTIONS..........................13

9.      SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS..............14

10.     INFORMATION CONCERNING TCI SOLUTIONS, INC.............................21

11.     INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND
        ARRANGEMENTS CONCERNING THE OPTIONS...................................24

12.     STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING
        CONSEQUENCES OF THE OFFER.............................................25

13.     LEGAL MATTERS; REGULATORY APPROVALS...................................26

14.     MATERIAL FEDERAL INCOME TAX CONSEQUENCES..............................26

15.     EXTENSION OF OFFER; TERMINATION; AMENDMENT............................27

16.     FEES AND EXPENSES.....................................................28

17.     ADDITIONAL INFORMATION................................................28

18.     MISCELLANEOUS.........................................................29

                     SUMMARY TERM SHEET: QUESTIONS & ANSWERS

        The following are answers to some of the questions that you may have about this Offer. We urge you to read carefully the remainder of this Offer to Exchange and the accompanying letter of transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Exchange and the letter of transmittal. We have included page references to the remainder of this Offer to Exchange where you can find a more complete description of the topics in this summary.

     o  WHAT SECURITIES IS THE COMPANY OFFERING TO EXCHANGE?

        We are offering to exchange all employee and director stock options that are outstanding under our 1993 Equity Incentive Plan, 1993 Non-Employee Directors' Stock Option Plan, 2001 Equity Incentive Plan and the 2001 Non-Employee Directors' Stock Option Plan, or a lesser number of options that option holders properly tender in the offer, for new options to be issued under the 2001 Equity Incentive Plan and the 2001 Non-Employee Directors' Stock Option Plan. Options must be exchanged by grant, meaning that all options under a single option grant must be tendered. We are not accepting partial exchanges of option grants. (Page 6)

     o  WHY IS THE COMPANY MAKING THE OFFER?

        We are making this Offer in order to provide our director and employee option holders with the benefit of owning options that over time may have a greater potential to increase in value. Currently, many of our outstanding options granted to our directors and employees, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current estimated market price of our common stock. We believe this will create better performance incentives for option holders and thereby align the interests of employees, directors and stockholders in maximizing stockholder value. (Page 7)

     o  WHAT ARE THE CONDITIONS TO THE OFFER?

        The Offer is not conditioned upon a minimum threshold number of options being tendered by all option holders. The Offer is, however, subject to a number of other conditions with regard to events that could occur prior to the expiration of the Offer. These events could include a change in accounting principles or a lawsuit challenging the Offer, etc. These and various other conditions are more fully described in Section 7. (Page 9)

     o ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY AFTER THE EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

        To receive a grant of new options pursuant to the Offer and under the 2001 Equity Incentive Plan or 2001 Non-Employee Directors' Stock Option Plan, you must be a director (and in the case of the 2001 Non-Employee Directors' Stock Option Plan, a non-employee director) or an employee of ours through the date we grant the new options. As discussed below, we will not grant the new options until on or about the first business day that is at least six months and one day following the date we cancel and terminate the options accepted for exchange. If, for any reason, you are not a director or one of our employees or an employee of one of our subsidiaries through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that we have accepted for exchange. Participation in the Offer does not confer upon you the right to remain in the employ of us or any of our subsidiaries. (Page 12)

     o WHAT HAPPENS IF THE COMPANY IS SOLD DURING THE PERIOD AFTER I HAVE TENDERED BUT BEFORE NEW OPTIONS HAVE BEEN GRANTED?

        While we are not currently negotiating any transactions which could reasonably be expected to lead to the acquisition of our entire company, our Board of Directors has a duty to consider alternatives for maximizing stockholder value and we cannot ignore the possibility that a transaction could be proposed that our stockholders or our Board of Directors believes is in our best interest and the best interest of our stockholders. If we are acquired during the period between the date of our acceptance of the options which are tendered and the date the new options are to be granted, the acquiror may not be obligated to honor our original intent to issue the new options and may choose not to do so. In that case, optionees who have tendered their options pursuant to this Offer would not receive any new options or any other consideration in exchange for their tendered options. (Page 8)

        We are also reserving the right, in the event of a merger or similar transaction, to take any action that we deem necessary or appropriate to complete a transaction that our stockholders or our Board of Directors believes is in our best interest and the best interest of our stockholders. This could include terminating your right to receive the new options in this Offer. If we were to terminate your right to receive the new options in this Offer in connection with such a transaction, optionees who have tendered their options pursuant to this Offer would not receive any new options or any other consideration in exchange for their tendered options. (Page 8)

     o  UNDER WHICH OPTION PLANS WILL THE NEW OPTIONS BE ISSUED?

        All new options will be granted under either the 2001 Equity Incentive Plan or 2001 Non-Employee Directors' Stock Option Plan, depending on the plan under which the options tendered and accepted for exchange were issued. All new options will be evidenced by a new option agreement between you and us and will be subject to all of the terms and conditions of either the 2001 Equity Incentive Plan or 2001 Non-Employee Directors' Stock Option Plan, as applicable. (Page 6)

     o HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

        We will grant you new options to purchase a number of shares of our common stock equal to the number of shares subject to the options tendered and accepted for exchange, and further adjusted for any stock splits, stock dividends and similar events that occur prior to the grant date of the new options.

     o IF I CHOOSE TO TENDER OPTIONS FOR EXCHANGE, DO I HAVE TO TENDER ALL MY OPTIONS?

        You must tender options granted to you by option grant. We are not accepting partial tenders of an option grant. For example, if you hold two grants of options; one with an option grant to purchase 3,000 shares of common stock at an exercise price of $1.50 per share and a second option grant to purchase 5,000 shares of common stock at an exercise price of $0.25 per share, you may elect to tender both option grants or you may elect to tender only a single option grant. You may not, however, tender a partial grant of options. (Page 6)

     o  WHEN WILL I RECEIVE MY NEW OPTIONS?

        We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel and terminate the options accepted for exchange. For example, if we cancel and terminate tendered options on November 29, 2004, the first business day following the scheduled expiration date of this Offer, the grant date of the new options will be on or about May 30, 2005. (Page 9)

     o WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

        If we were to grant the new options on any date that is earlier than six months and one day following the date we cancel and terminate the options accepted for exchange, we would be required to record compensation expense against our earnings for financial reporting purposes. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record such a compensation expense. (Page 14)

     o  WHY DOESN'T THE COMPANY SIMPLY REPRICE THE CURRENT OPTIONS?

        "Repricing" existing options would result in variable accounting for such options, which would require us for financial reporting purposes to record additional compensation expense each quarter for increases in the price of our common stock subject to outstanding repriced options until such repriced options are exercised, canceled or expire. (Page 14)

     o IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

        If we accept the options you tender in the Offer, we intend to defer until the grant date for your new options the potential grant to you of any other options for which you may be eligible between the date hereof and the new option grant date. We will defer the grant to you of these other options if we determine it is necessary for us to do so to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the Offer. (Page 12)

     o  WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

        The per share exercise price of the new options will equal the fair market value of one share of our common stock on the day we grant the new options. The fair market value of our common stock will be determined in accordance with the terms of the 2001 Equity Incentive Plan or 2001 Non-Employee Directors' Stock Option Plan. Because we will not grant new options to a tendering stockholder until the first business day that is at least six months and one day following the date we cancel and terminate the options accepted for exchange, it is possible that the new options may have a higher exercise price than some or all of your current options. (Page 11)

     o  WHEN WILL THE NEW OPTIONS VEST?

        Except as provided below in the case of non-exempt employees, the new options will have the same vesting schedule as the old options which are accepted in the Offer and canceled and terminated. This means that the percentage of new options to be fully vested and immediately exercisable on the date of grant will equal the percentage of the options tendered for exchange and accepted which were already vested plus those options that would have otherwise vested during the period from the date of tender until the grant date of the new options had those options not been tendered. However, if you are a non-exempt employee under the federal wage laws, then none of your new options, whether vested or unvested, will become exercisable until the six-month anniversary date of the grant date of those new options. Non-exempt employees are generally those who are entitled to overtime pay after working more than forty hours in a five day work week. (Page 12)

     o WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

        If you exchange your current options for new options, we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes at the time of the exchange. Further, at the date of grant of the new options, we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes.

        Option  holders   subject  to  the  tax  laws  of  other  countries  and
jurisdictions may be subject to different tax consequences if they exchange their options in the Offer.

        We recommend that all option holders consult with their own tax advisor to determine the tax consequences of tendering options pursuant to the Offer. (Page 15)

     o IF MY CURRENT OPTIONS ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS?

        If you are a United States resident and you tender for cancellation incentive stock options, the new options we grant will also be incentive stock options to the extent they qualify under Section 422 of the Internal Revenue Code and to the extent possible under applicable tax laws. For new options to qualify as incentive stock options, the value of the shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined by using the exercise price of the options. To the extent the aggregate value of the shares subject to the new options exceeds the $100,000 per year limitation, the remainder of the options will be treated for tax purposes as non-statutory stock options. If the new options have a higher exercise price than some or all of your current options, or if a larger portion of your new options vest immediately because of the carryover of your vesting schedule, it is possible that your new options will exceed the incentive stock option limitation. Also, because this is a grant of new options, the applicable holding periods for incentive stock option tax treatment will start over. If your cancelled options are non-statutory stock options, the new options will be non-statutory stock options. (Page 15)

     o WHAT HAPPENS IF I CHOOSE NOT TO TENDER MY OPTIONS OR IF I TENDER MY OPTIONS BUT THEY ARE NOT ACCEPTED FOR EXCHANGE?

        If you choose not to tender your options or if you tender your options but they are not accepted for exchange, then your options will remain outstanding and they will retain their current exercise price and current vesting schedule. (Page 9)

     o HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER OPTIONS IN THE OFFER? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

        You have until at least 12:00 Midnight, Eastern Time, on November 16, 2004, to tender your options in the Offer. We may, in our discretion, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. If we extend the Offer, we will make a company-wide announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled Expiration Date. If we extend the Offer, we may delay the acceptance of any options that have been tendered. (Page 17)

     o  HOW DO I TENDER MY OPTIONS?

        If you decide to tender your options, you must deliver, before the Offer expires, a duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal to 17752 Skypark Circle, Suite 160, Irvine, California 92614, facsimile: (949) 476-1133, Attention: Anne Donahue. (Page 7)

     o  DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

        You may withdraw your tendered options at any time before the Offer expires. Because we are not accepting partial tenders of option grants, you may only withdraw all of the options that you have tendered in the Offer or all options with respect to a single grant. To withdraw tendered options, you must deliver to us at the address or facsimile number listed above, a written notice of withdrawal with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the proper delivery procedures. (Page
8)

     o  WHAT DOES THE COMPANY'S BOARD OF DIRECTORS THINK OF THE OFFER?

        Although our Board of Directors has approved the Offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor.

     o  WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

        For additional information or assistance, you should contact:

        Dave Ristow or Steve DeSantis
        TCI Solutions, Inc.
        17752 Skypark Circle
        Suite 160
        Irvine, California 92614
        (telephone: (949) 476-1122)
        (facsimile:  (949) 476-1133)

                                    THE OFFER

1.      THE OFFER; NUMBER OF OPTIONS; EXPIRATION DATE

        Upon the terms and subject to the conditions of the Offer, we will exchange all outstanding options granted to our current employees and directors under the Plans which are properly tendered and not validly withdrawn in accordance with Section 4 before the Expiration Date, as defined below, for new options to purchase the same number of shares of our common stock, subject to adjustment as described herein, which we will grant under the 2001 Plans.

        All new options will be granted under either the 2001 Equity Incentive Plan or 2001 Non-Employee Directors' Stock Option Plan, depending on the plan under which the options tendered and accepted for exchange were issued. For example, if you tendered options under the 1993 Equity Incentive Plan, we will grant you new options under the 2001 Equity Incentive Plan; and if you tendered options under the 1993 Non-Employee Directors' Stock Option Plan, we will grant you new options under the 2001 Non-Employee Directors' Stock Option Plan. All new options will be evidenced by a new option agreement between you and us and will be subject to all of the terms and conditions of either the 2001 Equity Incentive Plan or 2001 Non-Employee Directors' Stock Option Plan, as applicable. The new option agreement will be in substantially the same form as the option agreement or agreements for your current options.

        We will not accept from any optionee partial tenders of option grants. Therefore, you must tender all of the options granted to you under one or more option grants to participate in the Offer.

        If your options are properly tendered and accepted for exchange, unless we terminate this Offer pursuant to the terms and conditions hereof, you will be entitled to receive, subject to the terms and conditions of the Offer, on or about the first business day that is at least six months and one day following the date we cancel and terminate the options, new options to purchase the number of shares of our common stock that is equal to the number of shares subject to the options tendered and accepted for exchange, adjusted for any stock splits, stock dividends and similar events that occur prior to the grant date of the new options.

        If, for any reason, you are not one of our directors or employees or an employee of one of our subsidiaries through the date we grant the new options, you will not receive any new options or any other consideration in exchange for your tendered options that have been accepted for exchange. Participation in the Offer does not confer upon you the right to remain in the employ of us or any of our subsidiaries. This means that if you die or quit for any reason, or we terminate your employment or you are removed as a director for any reason, prior to the date we grant the new options, you will not receive anything for the options that you tendered and we canceled.

        While we are not currently negotiating any transactions which could reasonably be expected to lead to the acquisition of our entire company, our Board of Directors has a duty to consider alternatives for maximizing stockholder value and we cannot ignore the possibility that a transaction could be proposed that our stockholders or our Board of Directors believes is in our best interest and the best interest of our stockholders. If we are acquired during the period between the date of our acceptance of the options which are tendered and the date the new options are to be granted, the acquiror may not be obligated to honor our original intent to issue the new options and may choose not to do so. In that case, optionees who have tendered their options pursuant to this Offer would not receive any new options or any other consideration in exchange for their tendered options. In addition, should an acquiror agree to assume our obligation to issue new options the exercise price of the new options may likely be higher than had the acquisition not occurred as the acquiror will have established by virtue of the acquisition an effective floor on the fair market value of the common stock on the date of grant of the new options.

        We are also reserving the right, in the event of a merger or similar transaction, to take any action that we deem necessary or appropriate to complete a transaction that our stockholders or our Board of Directors believes is in our best interest and the best interest of our stockholders. This could include terminating your right to receive the new options in this Offer. If we were to terminate your right to receive the new options in this Offer in connection with such a transaction, optionees who have tendered their options pursuant to this Offer would not receive any new options or any other consideration in exchange for their tendered options.

        The term "Expiration Date" means 12:00 Midnight, Eastern Time, on November 24, 2004, unless and until we, in our discretion, have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" refers to the latest time and date at which the Offer, as so extended, expires. See Section 13 for a description of our rights to extend, delay, terminate and amend the Offer.

2.      PURPOSE OF THE OFFER

        We issued the options outstanding under the Plans to further the growth and development of our business by providing, through the potential ownership of our stock, an incentive to directors, officers, other key employees and others who are in a position to contribute materially to our prosperity, to increase such person's interest in our welfare, to encourage them to continue their services to us and to attract individuals of outstanding ability to enter our employment or service.

        We are making this Offer in order to provide our director and employee option holders with the benefit of owning options that over time may have a greater potential to increase in value. Many of our outstanding options granted to our current directors and employees, whether or not they are currently exercisable, have exercise prices that are significantly higher than the estimated current market price of our common stock. We believe this will create better performance incentives for employee option holders and thereby align the interests of employees and stockholders, thus maximizing stockholder value.

        We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, capital infusions, and the purchase or sale of assets. At any given time we may be engaged in discussions or negotiations with respect to various corporate transactions. We also grant options in the ordinary course of business to our current and new directors and our current and new employees, including our executive officers.

        Subject to the foregoing, and except as disclosed elsewhere in this Offer to Exchange or in our filings with the Securities and Exchange Commission (the "SEC"), we presently have no plans or proposals that relate to or would result in:

               (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

               (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

               (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

               (d) any change in our present Board of Directors or management, including, but not limited to, a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

               (e) any other material change in our corporate structure or business;

               (f) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act");

               (g) the suspension of our obligation to file reports  pursuant to
        Section 13(a) of the Securities Exchange Act;

               (h) the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

               (i) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

        Neither we nor our Board of Directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer to Exchange and to consult your own legal, investment and/or tax advisors. You must make your own decision whether to tender your options for exchange.

3.      PROCEDURES FOR TENDERING OPTIONS

        Proper Tender of Options. To validly tender all of your options pursuant to the Offer, you must, in accordance with the terms of the Letter of Transmittal, duly execute and deliver to us the Letter of Transmittal or a facsimile thereof. We must receive the signed Letter of Transmittal at 17752 Skypark Circle, Suite 160, Irvine, California 92614, Attention: Anne Donahue, (facsimile: (949) 476-1133), before the Expiration Date.

        Determination of Validity; Rejection of Options, Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We will accept properly and timely tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

        Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for exchange of your options tendered by you pursuant to the Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

        Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept, promptly after the Expiration Date, all properly tendered options that have not been validly withdrawn.

4.      WITHDRAWAL RIGHTS

        You may only withdraw your tendered options in accordance with the provisions of this Section.

        You may withdraw your tendered options at any time before the Expiration Date. In addition, unless we accept your tendered options for exchange before 12:00 Midnight Eastern Time, on November 29, 2004, you may withdraw your tendered options at any time thereafter until they are accepted or canceled.

        To validly withdraw tendered options, an option holder must deliver to us at 17752 Skypark Circle, Suite 160, Irvine, California 92614, Attention: Anne Donahue, (facsimile: (949) 476-1133), a written notice of withdrawal, or a facsimile thereof, with the required information, while the option holder still has the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the option grant to be withdrawn and the exercise price. Because we are not accepting partial tenders of an individual's option grants, you must specify the option grant(s) to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be identified on the notice of withdrawal.

        You may not rescind any withdrawal. Any options you withdraw will thereafter be deemed not properly tendered for purposes of the Offer, unless you properly re-tender those options before the Expiration Date by following the procedures described in Section 3.

        Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.      ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS

        Upon the terms and subject to the conditions of this Offer and as promptly as reasonably practicable following the Expiration Date, we will accept for exchange and will cancel and terminate options properly tendered and not validly withdrawn before the Expiration Date. If your properly tendered options are accepted for exchange, canceled and terminated on November 29, 2004, the first business day following the scheduled Expiration Date of the Offer, you will be granted new options on or about May 30, 2005 (assuming you are still a director or are employed by us at such date), which is the first business day that is at least six months and one day following the date we accept options for exchange.

        If we accept options you tender in the Offer, we intend to defer until the grant date for your new options the grant to you of any other options, for which you may be eligible between the date of tender and the new option grant date. We will defer the grant to you of these other options if we determine it is necessary for us to do so to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the Offer.

        For purposes of the Offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by company-wide e-mail, letter or press release. If we do not accept your tendered options for exchange immediately following the Expiration Date, your options will not be cancelled or terminated but will remain outstanding and will retain their current exercise price and current vesting schedule. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the Expiration Date of the Offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange and which have been canceled and terminated, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6.      CHOOSING NOT TO TENDER

        If you choose not to tender your options during the Offer, then your options will remain outstanding and will retain their current exercise price and current vesting schedule.

7.      CONDITIONS OF THE OFFER

        Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance, cancellation and termination of any options tendered for exchange, if at any time on or after the commencement date of the Offer and prior to the Expiration Date (1) any of the following events has occurred, or has been determined by us to have occurred, and (2) in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options tendered for exchange:

               (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the tendered options pursuant to the Offer, the issuance of new options, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Offer to us;

               (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

                       (1) make the  acceptance  for exchange of, or issuance of
               new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the Offer or otherwise relate in any manner to the Offer;

                       (2) delay or restrict our  ability,  or render us unable,
               to accept for exchange, or issue new options for, some or all of the tendered options;

                       (3) materially  impair the  contemplated  benefits of the
               Offer to us; or

                       (4) materially and adversely affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Offer to us.

               (c) there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles which could or would require us to record compensation expense against our earnings in connection with the Offer for financial reporting purposes.

        The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

8.      PRICE OF COMMON STOCK UNDERLYING THE OPTIONS

        There is no trading market for our common stock, the options granted to our employees under the Plans, or any new options that may be granted pursuant to the Offer to Exchange.

        The last known sales price for our capital stock was $0.50 per share which was the price paid for TCI Solutions, Inc.'s Series B Preferred Stock by certain institutional investors that occurred in stages from December 2001 through April 2002.

        We also note that on August 4, 2004, the Company granted a number of options to our employees at an exercise price of $0.05 per share, which was deemed by the Board of Directors at that time as the fair market value of the common stock as determined pursuant to the 2001 Plans.

        As of August 30, 2004, options to purchase 17,573,428 shares of our common stock were issued and outstanding under the Incentive Plans.

        On August 12, 2004, we increased the number of authorized shares of our common stock from approximately 62,000,000 shares to 72,000,000 shares.

        You should consider that the foregoing transactions and related prices may provide little or no basis for predicting what the value of our common stock will be on the grant date of the new options or at any time in the future. The stock price of the common stock on the date of grant will be determined by the Board of Directors in good faith, as dictated by the 2001 Plans. In determining the fair market value of the common stock the Board of Directors will evaluate a variety of factors potentially effecting the stock price, including, but not limited to, our historical financial performance, our balance sheet, management's expectations of our prospective financial performance, economic factors currently effecting our industry and general economic conditions.

        In addition, we may issue shares of common stock, preferred stock, warrants, convertible debentures or other securities to our investors in one or more capital raising transactions prior to or following the Expiration Date. The price at which such investors agree to purchase our securities will be a material factor for our board of directors to consider in determining fair market value of our common stock at the time options are granted under the 2001 Plans.

        Because we will not grant the new options until at least six months and one day following the date we cancel the options accepted for exchange, it is possible that the new options may have a higher exercise price than some or all of your current options.

9.      SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS

        Consideration. We will issue new options to purchase common stock under the 2001 Plans in exchange for outstanding options properly tendered and accepted for exchange by us. We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel and terminate the options accepted for exchange. The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number set forth in the letter from us to such option holder, which accompanies these materials, subject to adjustments for any stock splits, stock dividends and similar events that occur prior to the grant date of the new options. If we receive and accept tenders of all currently outstanding employee options, we will grant new options to purchase a total of 17,573,428 shares of our common stock and the common stock issuable upon exercise of the new options will equal approximately 38.0% of the total shares of our common stock outstanding as of August 30, 2004.

        Terms of New Options. The new options will be issued under either the 2001 Equity Incentive Plan or the 2001 Non-Employee Directors' Stock Option
Plan, as applicable, and a new option agreement between us and each option holder who has tendered options in the Offer. Except with respect to the exercise price and as otherwise specified in the Offer, we expect that the terms and conditions of the new options will be substantially the same as the terms and conditions of the options tendered for exchange. The date the new options are granted, we will deliver a new option agreement to each qualifying option holder whose tendered options were accepted for exchange, canceled and terminated by us. After receipt of the new option agreement, option holders will be expected to execute and deliver to us their option agreement as soon as possible.

        Except as provided below in the case of non-exempt employees, the new options will have the same vesting schedule as the old options which are accepted in the Offer. This means that if you tender previously vested options, the percentage of new options to be fully vested and immediately exercisable on the date of grant will equal the percentage of the options tendered for exchange and accepted which were already vested on the date of such tender plus those options that would have otherwise vested during the period from the date of tender until the grant date of the new options had those options not been tendered. However, if you are a non-exempt employee under the federal wage laws, then none of your new options, whether vested or unvested, will become exercisable until the six-month anniversary date of the grant date of those new options. The rest of your new options will continue to vest according to the vesting schedule of your old options.

        The following description summarizes the material terms of the 2001 Plans and the options granted under the plan.

        Description of the 2001 Equity Incentive Plan

        General. The 2001 Equity Incentive Plan provides for the grant of "Stock Awards" which may be either (i) incentive stock options; (ii) nonstatutory stock options; (iii) stock bonuses; (iv) rights to purchase restricted stock; or (v) stock appreciation rights.

        Incentive stock options granted under the 2001 Equity Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Nonstatutory stock options granted under the 2001 Equity Incentive Plan are intended not to qualify as incentive stock options under the Code. See "Tax Information" for a discussion of the tax treatment of incentive and nonstatutory stock options.

        Administration. The 2001 Equity Incentive Plan is administered by our Board of Directors. Our board of directors has the power to construe and interpret the 2001 Equity Incentive Plan and, subject to the provisions of the 2001 Equity Incentive Plan, to determine:

        1. The persons to whom and the dates on which Stock Awards will be granted;

        2. Whether a Stock Award will be an incentive stock option, a nonstatutory stock option, a stock bonus, a right to purchase restricted stock, stock appreciation rights or a combination of the foregoing;

        3. The number of shares to be subject to each Stock Award;

        4. The time or times when a person shall be permitted to purchase or receive stock pursuant to a Stock Award;

        5. The exercise or purchase price (subject to certain restrictions); and

        6. The type of consideration and other terms of Stock Awards.

        Under the 2001 Equity Incentive Plan, our board of directors is authorized to delegate administration of the 2001 Equity Incentive Plan to a committee composed of not fewer than two (2) members of the board. The board has delegated administration of the 2001 Equity Incentive Plan to the Compensation Committee of the board.

        Eligibility. Our employees (including officers) may be granted incentive stock options and other Stock Awards under the 2001 Equity Incentive Plan.
Consultants are eligible to receive Stock Awards other than incentive stock options under the 2001 Equity Incentive Plan. Directors who are not also our salaried employees are eligible to participate in the 2001 Directors' Stock Option Plan, discussed below.

        No stock option may be granted under the 2001 Equity Incentive Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than ten percent (10%) of the total combined voting power of our common stock, unless the option exercise price is at least one hundred ten percent (110%) of the fair market value of the common stock subject to the option on the date of grant, and in the case of incentive stock options, the term of the option must not exceed five (5) years from date of grant.

        For incentive stock options, the aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which such options are exercisable for the first time by an optionee during any calendar year (under the Plans) may not exceed $100,000.

        Terms of Options. The following is a description of the permissible terms of options under the 2001 Equity Incentive Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

        Exercise Price; Payment. The exercise price of incentive stock options and nonstatutory options under the 2001 Equity Incentive Plan may not be less than one hundred percent (100%) of the fair market value of the common stock subject to the option on the date of the option grant, and in some cases (see "Eligibility" above), may not be less than 110% of such fair market value.

        The exercise price of options granted under the 2001 Equity Incentive Plan must be paid either: (i) in cash at the time the option is exercised; or
(ii) at the discretion of our board of directors, (a) by delivery of other shares of our common stock, (b) pursuant to a deferred payment arrangement or
(c) in any other form of legal consideration acceptable to the board.

        Option Exercise. Options granted under the 2001 Equity Incentive Plan may become exercisable in cumulative increments ("vest") as determined by our board of directors; provided, however, that options shall become exercisable with respect to at least twenty percent (20%) of the option shares each year over a five-year period. Our board of directors has the power to accelerate the time during which an option may be exercised. The 2001 Equity Incentive Plan authorizes the grant of options which may be exercised prior to full vesting subject to our right of repurchase; however, no currently outstanding options permit such early exercise.

        To the extent provided by the terms of an option, an optionee may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing us to withhold a portion of the stock otherwise issuable to the optionee, by delivering shares of our common stock already owned by the optionee or by a combination of these means.

        Term. The maximum term of options under the 2001 Equity Incentive Plan is ten (10) years. In the event an optionee's employment or engagement with us is terminated, options held by such optionee shall remain exercisable within such period of time as is fixed in the optionee's option grant, but no less than thirty (30) days after the date of termination and no longer than the expiration of the term of such option. Where the termination of employment is due to such person's permanent and total disability or death, the option shall remain exercisable within such period of time as set forth in the option grant, but no less than six (6) months following termination and no longer than the expiration of the term of the option.

        Duration, Amendment and Termination. Our board of directors may suspend or terminate the 2001 Equity Incentive Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the 2001 Equity Incentive Plan will terminate ten (10) years following the date of its adoption by the board.

        Our board may also amend the 2001 Equity Incentive Plan at any time or from time to time. However, no amendment will be effective unless approved by our stockholders within twelve (12) months before or after its adoption by our board if the amendment would: (i) modify the requirements as to eligibility for participation (to the extent such modification requires stockholder approval in order for the 2001 Equity Incentive Plan to satisfy Section 422(b) of the Code, if applicable, or Rule 16b-3 ("Rule 16b-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), if applicable; (ii) increase the number of shares reserved for Stock Awards; or (iii) change any other provision of the 2001 Equity Incentive Plan in any other way if such modification requires stockholder approval in order to comply with Rule 16b-3 or satisfy the requirements of Section 422(b) of the Code.

        In the event of: (1) our dissolution or liquidation; (2) a merger or consolidation in which we are not the surviving corporation; or (3) a reverse merger in which we are the surviving corporation but our shares of common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property within the form of securities, cash or otherwise, then, at the sole discretion of our board of directors and to the extent permitted by applicable law: (i) any surviving corporation shall assume any Stock Awards outstanding under the 2001 Equity Incentive Plan or shall substitute similar Stock Awards for those outstanding under the 2001 Equity Incentive Plan, or (ii) such Stock Awards shall continue in full force and effect.

        Description of the 2001 Non-Employee Directors' Stock Option Plan

        General. The 2001 Non-Employee Directors' Stock Option Plan provides for the grant of stock nonstatutory stock options to persons serving as our non-employee directors. Options under the plan are granted according to a non-discretionary formula. Each person who is not our employee and is elected for the first time to be on our board of directors shall, upon the date of his or her initial election, be granted an option to purchase ten thousand (10,000) shares of our common stock. On the date immediately following the Annual Stockholders Meeting of each year, each such non-employee director who has been a non-employee director for at least three (3) months prior to such date shall be granted an option to purchase five thousand (5,000) shares of our common stock.

        Administration. The 2001 Non-Employee Directors' Stock Option Plan is administered by our board of directors. Our board has the power to construe and interpret the plan.

        Under the 2001 Non-Employee Directors' Stock Option Plan, our board is authorized to delegate administration of the plan to a committee composed of not fewer than two (2) members of the board. Our board has delegated administration of the plan to the Compensation Committee of the board.

        Eligibility. Only our non-employee directors are eligible for options under the 2001 Non-Employee Directors' Stock Option Plan.

        Terms of Options. The following is a description of the permissible terms of options under the 2001 Non-Employee Directors' Stock Option Plan.

        Exercise Price; Payment. The exercise price of stock options under the 2001 Non-Employee Directors' Stock Option Plan shall be not less than one hundred (100%) of the fair market value of our common stock on the date of the option grant. In the event a director at the time of the grant owns (or is deemed to own) stock possessing more than ten percent (10%) of the total combined voting power of our common stock, the option exercise price shall be at least one hundred ten percent (110%) of the fair market value of the common stock subject to the option on the date of grant.

        The exercise price of options granted under the 2001 Non-Employee Directors' Stock Option Plan must be paid in cash at the time the option is exercised if the number of shares being purchased is less than one thousand (1,000) shares. If the number of shares being purchased is greater than one thousand (1,000) shares then payment may be made (i) in cash; (ii) by delivery of other shares of our common stock held by the optionee, provided that at the time of exercise our common stock is publicly traded and quoted regularly in the Wall Street Journal, or (iii) any combination of the foregoing.

        Option Exercise. Options granted under the 2001 Non-Employee Directors' Stock Option Plan become exercisable one (1) year from the date of grant. In connection with each option granted, it shall be a condition precedent to our obligation to issue or transfer shares to a non-employee director upon exercise of the option, that such non-employee director make arrangements satisfactory to us to insure that the amount of any federal or other withholding tax required to be withheld with respect to such sale or transfer is made available to us for timely payment of such tax.

        Term. The term of options under the 2001 Non-Employee Directors' Stock Option Plan is ten (10) years from the date of grant. In the event a director's service as a non-employee director terminates for any reason, the option shall remain exercisable as to that portion of the option that has vested at the time of termination and shall terminate on the earlier of ten (10) years from the date of grant or three (3) years following the date of the director's service as a non-employee director terminated. In any and all circumstances, an option may be exercised following termination of the director's service as a non-employee director only as to that number of shares as to which it was exercisable on the date of termination of such service.

        Duration, Amendment and Termination. Our board of directors may suspend or terminate the 2001 Non-Employee Directors' Stock Option Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the 2001 Non-Employee Directors' Stock Option Plan will terminate ten (10) years after the date of its adoption by our board. In the event of: (1) our merger or consolidation in which we is not the surviving corporation; (2) a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or (3) any other capital reorganization in which more than fifty percent (50%) of the shares of our stock entitled to vote are exchanged, the time during which options outstanding under the 2001 Non-Employee Directors' Stock Option Plan may be exercised shall be accelerated and the options terminated if not exercised prior to such event.

        Our board of directors may also amend the 2001 Non-Employee Directors' Stock Option Plan at any time or from time to time, provided that our board shall not amend the plan more than once every six (6) months with respect to the provisions of the 2001 Non-Employee Directors' Stock Option Plan which relate to the amount, price and timing of grants, other than to comport which changes in the Code, the Employee Retirement Income Security Act, or the rules thereunder. However, no amendment to the 2001 Non-Employee Directors' Stock Option Plan will be effective unless approved by our stockholders within twelve (12) months before or after its adoption by our board if the amendment would: (i) modify the requirements as to eligibility for participation (to the extent such modification requires stockholder approval in order for the 2001 Non-Employee Directors' Stock Option Plan to satisfy Section 422(b) of the Code, if applicable, or Rule 16b-3 ("Rule 16b-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), if applicable; (ii) increase the number of shares reserved for stock options; or (iii) change any other provision of the 2001 Non-Employee Directors' Stock Option Plan in any other way if such modification requires stockholder approval in order to comply with Rule 16b-3 or satisfy the requirements of
Section 422(b) of the Code, if applicable.

        Tax Consequences for Options. The 2001 Equity Incentive Plan permits the granting of options intended to qualify as incentive stock options under Section 422 of the Code and non-qualified stock options not specifically authorized or qualified for favorable income tax treatment by the Code. The 2001 Non-Employee Directors' Stock Option Plan permits the granting of non-qualified stock options only.

        Incentive stock options under the 2001 Plans are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the optionee or us by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may result in the optionee being subject to the alternative minimum tax.

        If an optionee holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be long-term capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), at the time of disposition the optionee will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price, or
(ii) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain, or any loss upon the disqualifying disposition, will be a capital gain or loss which will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options.

        Other than incentive stock options, all options granted under the 2001 Equity Incentive Plan will be taxed as nonstatutory options. All options granted under the 2001 Non-Employee Directors' Stock Option Plan will be taxed as nonstatutory options. Upon the exercise of a nonstatutory option, the optionee will recognize taxable compensation income on the excess of the fair market value of a share of our common stock on the date of exercise over the fair market value of a share of our common stock on the date of grant of the option, multiplied by the number of shares of our common stock with respect to which the option is exercised, and we will be entitled to a deduction of an equal amount. Upon the optionee's subsequent disposition of the common stock, the optionee will recognize gain or loss, which will be characterized as capital gain or loss in an amount equal to the difference between the proceeds received upon disposition and his or her basis for the shares (the basis being equal to the sum of the price paid for the stock and the amount of income realized upon exercise of the option) provided the shares are held as a capital asset. Any capital gain or loss to the optionee will be characterized as long-term or short-term, depending upon whether his or her holding period for tax purposes exceeds one year.

        The taxable income recognized upon the exercise of a nonstatutory option is subject to withholding for federal income tax purposes. Accordingly, we generally must, as a condition to the exercise of a nonstatutory option, deduct from payments or shares otherwise due to the optionee the amount of taxes required to be withheld by virtue of such exercise or require that the optionee pay withholding to us or make other arrangements satisfactory to us regarding the payment of taxes.

        General Tax Law Considerations. The preceding paragraphs are intended to be merely a summary of the most important federal income tax consequence of awards under the 2001 Plans and the disposition of shares of our common stock issued thereunder in existence as of the date of this Offer to Exchange. Therefore, participants in the 2001 Plans should review the current tax treatment with their individual tax advisors at the time of the grant, exercise or any other transaction relating to any award or underlying stock issued under the 2001 Plans.

        Tax Laws in Other Countries Differ from Those in the United States. In certain countries, options under the Incentive Plan may be taxable at the time the options are granted or when the options vest. In certain jurisdictions, options may also be taxable when they are exercised and the sale of the underlying shares may be subject to various taxes. You should consult your individual tax advisor before deciding whether or not to participate in the Offer.

        Our statements in this Offer concerning the 2001 Plans and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the 2001 Plans. You should obtain a copy of the complete 2001 Plans, by notifying Dave Ristow by mail at 17752 Skypark Circle, Suite 160, Irvine, California 92614 or facsimile at (949) 476-1133. We urge you to read the 2001 Plans before deciding whether to tender your options.

        Registration of Option Shares. All shares of common stock issuable upon exercise of options under the 2001 Plans, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the Offer, will be registered under the Securities Act of 1933, as amended, on a registration statement on Form S-8 filed with the SEC.

10.     INFORMATION CONCERNING TCI SOLUTIONS, INC.

        TCI Solutions, Inc., a Delaware corporation, originated in 1983. We provide retailers with enterprise solutions consisting of mission-critical software applications and specialized professional services. Our software enables retailers to quickly and accurately execute strategic business decisions in the areas of pricing and inventory management. Our architecture and enterprise data repository provide a powerful and flexible foundation that can automate and support electronic data exchange throughout the enterprise and retail supply chain.

        Our principal office is located at 17752 Skypark Circle, Suite 160, Irvine, California 92614 and primary development and support facility is located at 5210 E.

Williams Circle, Suite 300, Tucson, Arizona 85711. Our website address is http://www.tcisolutions.com.

Our Evolution

        From 1982 until 1995, we grew to become a leading provider of store-level solutions to the grocery industry. In 1996, we expanded our strategy and extended our solutions offering to include corporate headquarters. Our strategy was to leverage our 15-year history and retail industry expertise to develop TCI Retail [formerly RetailSuite], a merchandising enterprise product line. TCI Retail enables retailers to quickly and accurately execute strategic business decisions in the areas of pricing and inventory management.

        We dedicated the next five years to creating an architecture and enterprise data repository providing a powerful and flexible foundation that can automate and support electronic data exchange throughout the enterprise and supply chain. Our goal is to become the architectural hub and infrastructure that retailers utilize to manage their enterprise technology.

        For the past three years, we have continued to broaden and advance TCI Retail with additional modules and functionality. These efforts were primarily funded through $13.3 million of capital raised from both new and existing investors from the sale of Series B Preferred Stock in late 2001 and early 2002.

        Our historical presence has been and will remain in grocery retail for at least the next twelve months. Over the next few years, we plan to continue to extend our presence in retail and solidify ourselves as one of the top retail solution providers. Our investments will expand our core mission-critical applications in the areas of execution, analytics and collaboration.

Principal Products and Services

        We provide strategic pricing and inventory management solutions that enable grocers to increase top and bottom lines by speeding decisions into action. Since 1998, we have developed TCI Retaila , which is currently a market leader for price and inventory management. TCI Retail, our flagship solution, provides strategic pricing and inventory management capabilities for headquarters (TCI HQa [formerly HQPM2]) and stores (TCI Storea [formerly SM2]). TCI HQ and TCI Store are comprehensive rules-based solutions built on TCI's Retail Execution Systema (RES), a powerful and flexible foundation. Inventory Management System (IMS), a Direct Store Delivery (DSD) software package, originally introduced in 1983, is universally accepted by the grocery industry as the standard in back-door-operations software. This application established us as a leading supplier of retail management software.

        By helping grocers to automate complex pricing strategies, streamline inventory management processes, and execute consistently across the retail enterprise - from Headquarters to the Store - we empower grocery retailers and wholesalers to connect with their customers, respond rapidly to market changes and dramatically improve customer image. Our customers gain competitive advantage in their markets using our strategic pricing and inventory management solutions, while growing top-line revenues and improving chain and store profits.

        TCI services more than 400 chains and has over 15,000 installations worldwide. TCI Retail is a market leader for strategic pricing and inventory management solutions within grocery retail.

Capital Structure

        We have authorized 104,799,321 shares of capital stock, 32,799,321 of which are preferred stock and 72,000,000 of which are common stock. Currently, there are approximately 12,822,146 shares of common stock outstanding. Additionally, the Company has 5,816,038 shares of Series A Preferred Stock and 26,653,094 shares of Series B Preferred Stock outstanding. There are currently options representing 17,214,428 shares of common stock currently outstanding under the 2001 Plans. Additional options representing 359,000 shares of common stock are outstanding under our 1993 Equity Incentive Plan and 1993 Non-Employee Directors' Stock Option Plan. Options for 212,688 shares of common stock remain available from grant under the 1993 Equity Incentive Plan and 1993 Non-Employee Directors' Stock Option Plan. Options for 397,304 shares of common stock remain available from grant under the 2001 Plans.

        Currently,   the  outstanding   options  for  common  stock  issued  and
outstanding under the Plans if exercised would represent approximately 39.0% of the outstanding capital stock of the Company.

Financial Information.

        The following table sets forth our selected consolidated financial operating data. The selected historical statement of operations data for the years ended December 31, 2002 and 2003 and the selected historical balance sheet data as of December 31, 2002 and 2003 have been derived from the consolidated financial statements included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission (the "SEC") on March 30, 2004. The selected historical statement of operations data for the three months ended June 30, 2003 and 2004 and the historical balance sheet data as of June 30, 2003 and 2004 have been derived from the unaudited consolidated financial statements included in our Quarterly Report on Form 10-QSB for the period ended June 30, 2004 filed with the SEC on August 13, 2004. The information presented below should be read together with the complete financial statements and notes thereto as well as the section of these reports entitled Management's Discussion and Analysis of Financial Condition and Results of Operations. We have presented the following data in thousands, except per share data.


------------------------------------------------------------------------------------------------

                                                 Year Ended                Three Months Ended
                                                December 31,                    June 30,

------------------------------------------------------------------------------------------------
                                              2002        2003             2003         2004
------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
------------------------------------------------------------------------------------------------
Net sales                                  $22,505,989    $21,213,750   $7,174,979    $5,467,759
------------------------------------------------------------------------------------------------
Cost of goods sold                           7,230,496      9,178,193    2,555,247     2,413,326
------------------------------------------------------------------------------------------------
Gross profit                                15,275,493     12,035,557    4,619,732     3,054,433
------------------------------------------------------------------------------------------------
Operating expenses                          19,177,060     17,897,035    4,494,834     3,842,503
------------------------------------------------------------------------------------------------
Operating income/(loss)                     (3,901,567)    (5,861,478)     124,898     (788,070)
------------------------------------------------------------------------------------------------
Interest income (expense)                       29,886        (88,936)     (17,611)      (19,636)
------------------------------------------------------------------------------------------------
Provision for income taxes                       9,600          9,600            -             -
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Net income/loss                            ($3,881,281)   ($5,960,014)    $107,287      (807,706)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Income from continuing operations
per common share:
------------------------------------------------------------------------------------------------
    Basic                                       ($0.30)        ($0.46)      ($0.01)       ($0.06)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Weighted average shares outstanding:
------------------------------------------------------------------------------------------------
    Basic                                   12,818,781     12,819,263   12,819,263    12,822,146
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
OTHER DATA:
------------------------------------------------------------------------------------------------
Capital expenditures                          $840,990       $712,894     $538,448      $455,003
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (at end of period):
------------------------------------------------------------------------------------------------
Working capital                             $2,502,017     $8,608,123     $183,934    $6,449,053
------------------------------------------------------------------------------------------------
Total assets                                $7,179,070    $14,149,813   $8,564,000   $15,597,488
------------------------------------------------------------------------------------------------
Shareholders' equity (deficit)              $4,738,640    $10,698,654   $2,262,360    $8,796,627
------------------------------------------------------------------------------------------------


        We urge you to read the complete SEC reports that contain the financial statements we have summarized above before deciding whether to tender your options. See Section 17 for instructions on how you can obtain copies of such SEC reports.

11. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS

        As of August 30, 2004, our executive officers and non-employee directors as a group beneficially owned options outstanding under the Plans to purchase a total of 2,753,268 shares of our common stock, which represented approximately 15.6% of the shares subject to all options outstanding under the Plans as of that date. Our executive officers and directors are eligible to participate in the Offer.

        The following table sets forth our directors and executive officers and the beneficial ownership of each of our directors and executive officers of options outstanding under the Plans as of August 30, 2004:


-----------------------------------------------------------------------------------

                                                            TOTAL       EXERCISE
          NAME               POSITION AND OFFICES           SHARES     PRICE/US$
                                     HELD
-----------------------------------------------------------------------------------
David R. Butler            President and Chief                20,833     $0.05
                           Executive Officer
-----------------------------------------------------------------------------------
                                                           1,715,733     $0.25
-----------------------------------------------------------------------------------
Lance C. Jacobs            Chairman of the Board              78,722     $0.25
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
Stephen P. DeSantis        Chief Financial Officer and       781,722     $0.25
                           Corporate Secretary
-----------------------------------------------------------------------------------
                                                               8,000     $0.20
-----------------------------------------------------------------------------------
Jay Houlihan               Director                           20,000     $0.05
-----------------------------------------------------------------------------------
                                                               8,000     $0.25
-----------------------------------------------------------------------------------
Todd G. Gardner            Director                           20,000     $0.05
-----------------------------------------------------------------------------------
                                                               8,000     $0.25
-----------------------------------------------------------------------------------
Donald L. Jans             Director                            7,000     $0.53
-----------------------------------------------------------------------------------
                                                              20,000     $0.05
-----------------------------------------------------------------------------------
                                                              69,980     $0.25
-----------------------------------------------------------------------------------
Mark T. Koulogeorge        Director                           20,000     $0.05
-----------------------------------------------------------------------------------
                                                              29,000     $0.25
-----------------------------------------------------------------------------------
Daniel Raynor              Director                           20,000     $0.05
-----------------------------------------------------------------------------------
                                                              11,000     $0.25
-----------------------------------------------------------------------------------


The address of each director and executive officer is: c/o TCI Solutions, Inc., 17752 Skypark Circle, Suite 160, Irvine, California 92614.

        Except as otherwise described above, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by us or, to our knowledge, by any of our executive officers, directors, affiliates or subsidiaries.

12. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER

        Many of our option holders hold options with exercise prices significantly higher than the current market price of our common stock. We believe it is in our best interest to offer these option holders an opportunity to more effectively participate in the potential growth in our stock price. We could accomplish this goal by repricing existing options, which would enable option holders to immediately receive replacement options with a lower exercise price.

        However, the repriced options would be subject to variable accounting, which would require us to record additional compensation expense each quarter until the repriced options were exercised or canceled or expire. Furthermore, if we were to cancel a stock option and had issued another option with an exercise price that is lower than the exercise price of the canceled option within the shorter of (1) the six-month period immediately prior to the date on which the option was canceled or (2) the period from the date of grant of the canceled option to the date on which the option was canceled, the cancellation and exchange would be deemed a repricing that results in variable accounting. Further, any option grant to an optionee accruing at a lower exercise price within six months following the cancellation of such optionee's option results in variable accounting. The cancellation of an existing option and the issuance of another option within this time period will be deemed a repricing even if the issuance of the second option occurs before the cancellation of the first option.

        We believe that we can accomplish our goals of providing option holders the benefit of choosing whether they want to receive options that over time may have a greater potential to increase in value, without incurring additional current or future compensation expense because:

        o we will not grant any new options to tendering option holders until a day that is at least six months and one day after the date that we accept and cancel options tendered for exchange; and

        o the exercise price of all new options will be at the fair market value of our common stock on the future date we grant the new options.

13.     LEGAL MATTERS; REGULATORY APPROVALS

        We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the Offer to accept tendered options for exchange and to issue new options for tendered options is subject to the conditions described in
Section 7.

14.     MATERIAL FEDERAL INCOME TAX CONSEQUENCES

        The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the Offer. This discussion is based on the Code, its legislative history, Treasury regulations thereunder and administrative and judicial interpretations thereof as of the date of the Offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Therefore, we strongly encourage you to consult your own tax advisor with respect to your individual tax consequences by virtue of participating in this Offer.

        We believe that the exchange of tendered options for the commitment to grant new options should be a non-taxable event. Administrative and judicial interpretations of Section 83 of the Code indicate that the exchange of an option without a readily ascertainable fair market value, as defined in the Treasury regulations, for a commitment to grant a new option without a readily ascertainable fair market value is a non-taxable event.

        As the value of neither the tendered options nor the commitment to grant the new options is readily ascertainable at the time of the exchange, the exchange should be a non-taxable event under U.S. tax laws. Therefore, we believe the option holders who exchange outstanding options for the commitment to grant new options should not be required to recognize income for federal tax purposes at the time of the exchange.

        We also believe that the exchange of tendered options for new options should be treated as a non-taxable event. Administrative and judicial interpretations of Section 83 of the Code indicate that the substitution of one option without a readily ascertainable fair market value for another option is a non-taxable event. As neither the value of the tendered options nor the value of the new options is readily ascertainable at the time of the exchange, the exchange should be a non-taxable event. Therefore, we believe the option holders who exchange outstanding options for new options should not be required to recognize income for federal tax purposes at the time of the exchange.

        We also believe that the grant of new options should not be recognized as taxable income. The Treasury regulations under Section 83 of the Code generally provide that the grant of an option without a readily ascertainable fair market value is a non-taxable event.

        Therefore, we believe at the date of grant of the new options, the option holders should not be required to recognize additional income for U.S. federal tax purposes. Option holders subject to the tax laws of other countries and jurisdictions may be subject to different tax consequences if they exchange their options in the Offer.

        We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the Offer.

15.     EXTENSION OF OFFER; TERMINATION; AMENDMENT

        We expressly reserve the right, at our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open, and thereby delay the acceptance for exchange of any options, by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

        We also expressly reserve the right, in our reasonable judgment, prior to the Expiration Date, to terminate or amend the Offer and to postpone our acceptance, cancellation and termination of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 7, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance, cancellation or termination of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of the Offer.

        Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 A.M., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any company-wide announcement made pursuant to the Offer will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change. Any company-wide announcement most likely would be made by e-mail.

        If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

16.     FEES AND EXPENSES

        We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this Offer.

17.     ADDITIONAL INFORMATION

        With respect to the Offer, we have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Exchange is a part. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to tender your options.

        We are subject to the informational filing requirements of the Securities Exchange Act and, in accordance therewith, are obligated to file reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Such reports, proxy statements and other information, including the Schedule TO, our annual report on Form 10-KSB for the fiscal year ended December 31, 2003 and our quarterly report on Form 10-QSB for the fiscal quarter ended June 30, 2004 can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549; and at its regional office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained by mail, upon payment of the SEC's customary charges, from the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Information about the operation of this public reference room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants, including us, that file electronically with the SEC.

        You may obtain additional information, including copies of our audited financial statements as well as copies of the Plans at no charge by contacting Dave Ristow by mail at 17752 Skypark Circle, Suite 160, Irvine, California 92614, by facsimile at (949) 476-1133, or by telephone at (949) 476-1122 x3038.

18.     MISCELLANEOUS

        This Offer to Exchange includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expects," "anticipates,"
"believes," "intends", "could", "should" and "estimates" and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities in the remainder of 2004 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

        o our ability to generate sufficient revenue from our operations or raise the additional operating capital we need to continue to operate our business;

        o      seasonality of our business;

        o      unusual weather conditions;

        o      increases in water prices or insufficient availability of water;

        o      our ability to retain our key employees;

        o      our ability to maintain relationships with our top customers;

        o      our ability to compete in the green goods markets;

        o our ability to manage our growth, including, without limitation, integrating our recent and future acquisitions into our business;

        o changes in applicable health, safety and environmental laws and regulations;

        o      changes to labor laws concerning seasonal workers; and

        o the modification or elimination of favorable agricultural tax accounting rules.

        Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this Offer to Exchange.

        We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether or not you should tender your options pursuant to the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and representations contained in this document or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                                October 27, 2004

                                                                  Exhibit (a)(2)

                                  [GRAPHIC       TCI Solutions, Inc.
                                  OMITTED]       17752 Skypark Circle, Suite 160
                                                 Irvine, CA 92614
                                                 949-476-1122
                                                 Fax: 949-476-1133
                                                 www.tcisolutions.com

October 27, 2004


To:     [NAME]

From:   TCI Solutions, Inc. ("TCI")

Re: Letter of Transmittal: Offer to Exchange Outstanding Options under our 1993 Equity Incentive Plan, 1993 Non-Employee Director's Stock Option Plan, 2001 Equity Incentive Plan and the 2001 Non-Employee Director's Stock Option Plan.


We are pleased to announce that our Board of Directors has authorized the enclosed offer providing our employees with the opportunity to exchange the options granted to them under our 1993 Equity Incentive Plan, 1993 Non-Employee Director's Stock Option Plan, 2001 Equity Incentive Plan and the 2001 Non-Employee Director's Stock Option Plan (collectively, the "Plan"), for new options to be granted six months and one day following cancellation of the old options.

The Board of Directors believes this opportunity will provide incentives for option holders who currently hold options at exercise prices in excess of the current estimated fair market value of TCI's common stock. Each option holder who elects to exchange a single or multiple option grants of his or her options will receive new options under the Plan six months and one day following their cancellation, so long as they are still employed by TCI at that time.

The number of new options granted will be the same number as the options tendered and cancelled subject to any adjustments resulting from corporate events such as stock splits and stock combinations, if any. The vesting schedule of the cancelled options will carry over to the new options so that the number of shares exercisable on the date of grant of the new option will equal the number already vested under the cancelled options, plus those that would have otherwise vested during the period from the date of tender until the grant date of the new options. Non-exempt (hourly) employees are subject to different vesting rules as described in the Offer to Exchange. The exercise price of the new options will be equal to the fair market value of TCI's common stock on the grant date, which will be six months and one day following cancellation of the old options. Fair market value will be determined by the Board of Directors in good faith.

This offer is being made under the terms and subject to the conditions of an Offer to Exchange and related documents which are included with this memorandum. Please read these documents carefully before deciding whether to exchange your options. We also strongly encourage you to consult your financial, legal and tax advisors before making any decision concerning this offer.

We are not accepting partial tenders of option grants. Thus, option holders may tender one or more grant(s) of options but may not tender portions of a single grant. If you choose not to tender your options, then your options will remain outstanding and will retain their current exercise price and current vesting schedule.

        The offer is scheduled to expire at 12:00 Midnight, Eastern Time, on November 24, 2004, unless extended by us. If you have questions relating to the offer, please contact either Steve DeSantis or Dave Ristow at (949) 476-1122, x3015 or x3038 respectively.

Sincerely,



/s/ Stephen P. DeSantis



                                     1 of 2

October 27, 2004
From:  TCI Solutions, Inc.
Page 2 of 2


If you wish to tender your options for exchange, you must complete and sign the optionee election set forth on this page and return this letter to us by fax or hand delivery at 17752 Skypark Circle, Suite 160, Irvine, California 92614 (facsimile: (949) 476-1133), Attention: Anne Donahue.

Set forth in the following table is previous grant and vesting information for all options granted to you under the Plan which you may tender, subject to the terms and conditions of the Offer to Exchange, and the share number(s) of the new option grant. The per share exercise price of the new options will equal the fair market value of one share of our common stock on the date of grant, as established in accordance with the terms of the Plan.

OPTIONEE ELECTION TO TENDER OPTIONS:

Pursuant to the terms and subject to the conditions of the Offer to Exchange dated October 27, 2004, I hereby tender all of the options selected below to purchase shares of common stock of TCI Solutions, Inc. granted to me under the 1993 Equity Incentive Plan, 1993 Non-Employee Directors' Stock Option Plan, 2001 Equity Incentive Plan and the 2001 Non-Employee Director's Stock Option Plan. I have read, understand and agree to all of the terms and conditions set forth in the Offer to Exchange.


By checking the box(es) below, the undersigned elects to tender all of the respective outstanding options granted to him or her under the Plan.


---------------------------------------------------------------------------------------------------------
                                                                                              New Grant
         Previous Grant Information                              Vesting                     Information
---------------------------------------------------------------------------------------------------------
                                                                        Total      Remaining
                                               Options    Options      Options      Options
                                               Vested      Vested      Vested       to Vest    Total New
                                    Old       to Tender   to Tender    by Grant      after      Options
        Old Grant    Total Old     Shares        [A]      and Grant    [A]+[B]       Grant      Granted
          Date        Options     Exercise                   [B]        ]= [C]        [D]      [C] + [D]
                                   Price

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------



Signature:                                       Date:
          ----------------------------------          --------------------------

Printed Name:
-------      -------------------------------

Address:
        ------------------------------------


--------------------------------------------

Telephone No.:
              -------------------------

                                                                  Exhibit (a)(3)


______ __, 2005


Dear option holder:

        On behalf of TCI Solutions, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") outstanding options (the "Old Options") granted under the Company's 1993 Equity Incentive Plan, 1993 Non-Employee Directors' Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock Option Plan (collectively, the "Plan") for new options the Company will grant under the Plan (the "New Options"). The Offer was consummated pursuant to the terms and conditions in the Company's Offer to Exchange dated October 27, 2004 (the "Offer of Exchange") and the related letter of transmittal dated the same date (the "Letter of Transmittal").

        The Offer expired at 12:00 PM, Eastern Time, on November 24, 2004. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange and canceled and terminated on November 29, 2004 tendered Old Options exercisable for a total of ____________ shares of Common Stock and canceled and terminated all such Old Options.

        The Company has accepted for exchange and canceled the Old Options tendered by you exercisable for the number of shares of Common Stock (the "Option Shares") set forth on the Letter of Transmittal executed by you. In accordance with the terms and subject to the conditions of the Offer, you will receive New Options under the Plan exercisable for the number of Option Shares set forth on the Letter of Transmittal, as adjusted for any stock splits, stock dividends and similar events that occur prior to the date on which the Company issues such New Options.

        In accordance with the terms and subject to the conditions of the Offer, the Company intends to grant the New Options on or about the first business day that is at least six months and one day following the date the tendered options were accepted for exchange and canceled and terminated. At that time, agreements for the New Options will be prepared for execution and delivery. The New Options will have a per share exercise price equal to the fair market value on the date of grant, to be determined by the Board of Directors of the Company in good faith.

        In accordance with the terms of the Offer, you must be a director or an employee of the Company or one of its subsidiaries through the date the Company grants the New Options to receive your New Options. If for any reason you do not remain a director or an employee, you will not receive New Options or any other consideration for the Old Options tendered by you and canceled by the Company. Participation in the Offer does not confer upon you the right to remain in the employ of the Company or any of its subsidiaries.

        If you have any questions about your rights in connection with the grant of New Options, please call either Steve DeSantis or Dave Ristow at (949) 476-1122, x3015 or x3038, respectively.


Sincerely,





/s/ Stephen P. DeSantis
Stephen P. DeSantis